UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on or about April 27, 2010 to holders of Delhaize Group’s ordinary shares, in connection with an Ordinary General Meeting of Shareholders to be held on Thursday, May 27, 2010, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in Anderlecht, Brussels, Belgium (the “OGM”).

The information statement of Delhaize Group, which is attached hereto as Exhibit 99.2, was made available on or about April 26, 2010 to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the OGM.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Form of notice to holders of Delhaize Group ordinary shares of the OGM (English translation)

Annex 1 to Exhibit 99.1	Form of notice of intent to attend the OGM (English translation)

Annex 2 to Exhibit 99.1	Form of proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.1	Form of vote by correspondence for the OGM (English Translation)

Annex 4 to Exhibit 99.1	Information statement providing additional information on the agenda items (English translation) (filed as Exhibit 99.2 hereto)

Annex 5 to Exhibit 99.1	2009 annual report of Delhaize Group (incorporated by reference to Delhaize Group Report on form 6-K filed May 26, 2010)

Exhibit 99.2	Information statement made available to holders of Delhaize Group American Depositary Shares regarding the OGM

Annex 1 to Exhibit 99.2	Voting instruction form to holders of Delhaize Group American Depositary Shares

Annex 2 to Exhibit 99.2	Document instructing holders of Delhaize Group American Depositary Shares of availability of proxy materials on the Internet and procedures for requesting a hard copy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 26, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

Exhibit 99.1

Brussels, April 26, 2010

Dear Madam, Dear Sir,

The Board of Directors cordially invites you to attend the ordinary general meeting of shareholders of the Company that will be held on May 27, 2010, at 3.00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium (an access map can be found on the website of the Company at www.delhaizegroup.com). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.15 p.m. (C.E.T.) in order to timely complete the registration formalities.

Agenda

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2009.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2009.

3.	Communication of the consolidated annual accounts as of December 31, 2009.

4.	Non-consolidated annual accounts as of December 31, 2009.

Proposed resolution: Approve the non-consolidated annual accounts as of December 31, 2009, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.6 per share.

5.	Discharge of liability of the directors.

Proposed resolution: Approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2009.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: Approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2009.

7.	Renewal of directors.

7.1	Proposed resolution: Renew the mandate of Count Richard Goblet d’Alviella as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2012.

./..

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

7.2	Proposed resolution: Renew the mandate of Mr. Robert J. Murray as director for a period of two years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

7.3	Proposed resolution: Renew the mandate of Mr. Jack L. Stahl as director for a period of four years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013.

8.	Independence of directors under the Belgian Company Code.

Proposed resolution: Upon proposal of the Board of Directors, acknowledge that Mr. Jack L. Stahl, whose mandate is proposed to be renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.	Change of control clause in a credit facility.

Proposed resolution: Approve, pursuant to article 556 of the Belgian Company Code, the “Change in Control” clause set out in the Second Amended and Restated Credit Agreement, dated as of December 1, 2009, among Delhaize Group, as guarantor, Delhaize America, Inc., as borrower, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders, as such clause is used in, and for the purpose of, the “Event of Default” described in such credit facility.

10.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: Pursuant to article 556 of the Belgian Company Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders meeting of May 2010, in one or several offerings and tranches, denominated either in US Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

ATTENDANCE FORMALITIES

Pursuant to Articles 31 and 32 of the articles of association, holders of securities must comply with the following formalities in order to attend the ordinary general meeting on May 27, 2010:

(i)	Owners of registered shares must return to the Board of Directors of the Company (c/o Mr. Pierre-François Leybaert (tel: +32 2 412 21 21), Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium) by May 20, 2010 (close of business C.E.T.) the signed original of the enclosed attendance form evidencing their intent to attend the meeting.

(ii)	Owners of bearer shares must deposit their shares by May 20, 2010 (3:00 p.m. C.E.T.) either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. ING Belgium will then certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the meeting.

(iii)	Owners of dematerialized shares must provide notice of their intent to exercise their rights at the meeting to a branch of ING Belgium by May 20, 2010 (3:00 p.m. C.E.T.). ING Belgium will then certify to the Company that these shares will remain blocked through and including the date of the meeting.

(iv)	Owners of securities are permitted to be represented by proxy holders at the general meeting. You will find attached the proxy in the form approved by the company and which must be used to be represented at the ordinary general meeting. Owners of bearer or dematerialized securities must return their signed original proxies by May 20, 2010 either to the Company (at the above address) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by May 20, 2010. In each case, proxies may also be sent by fax to +32 2 412 85 68 by May 20, 2010, provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(v)	Shareholders can vote by correspondence. You will find attached the form approved by the Company and which must be used to vote by correspondence at the ordinary general meeting. The signed original of the form for voting by correspondence must reach the Company by May 20, 2010 at the above address. The owner of bearer or dematerialized shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described respectively in items (ii) and (iii) above.

(vi)	Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the general meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

You will find attached an information statement providing additional information on the items of the agenda, the annual report and the annual accounts of the Company and the other documents referred to in items 1 to 4 of the agenda of the general meeting

Yours sincerely,

/s/ Georges Jacobs de Hagen
Georges Jacobs de Hagen
Chairman of the Board of Directors

P.S.:	If you wish to attend the ordinary general meeting, please return the enclosed attendance form duly completed.

Enclosures:

1.	Attendance form.

2.	Proxy in the form approved by the Company.

3.	Form approved by the Company for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	2009 annual report of the company.

6.	Non-consolidated annual accounts, management report of the Board of Directors and report of the statutory auditor on the non-consolidated annual accounts.

Annex 1 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notifies Delhaize Group of his/her/its intent to attend the ordinary general meeting of Delhaize Group that will take place on Thursday May 27, 2010 at 3:00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by 1 (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the ordinary general meeting of Delhaize Group that will take place on May 27, 2010 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, and vote on his/her/its behalf on all the items of the agenda in accordance with the following voting instructions.

./..

[1]	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION:2

Item 1 of the agenda does not require a vote		Vote on proposed resolution 7.1
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 2 of the agenda does not require a vote		Vote on proposed resolution 7.2
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 3 of the agenda does not require a vote		Vote on proposed resolution 7.3
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Vote on proposed resolution 4		Vote on proposed resolution 8
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 5		Vote on proposed resolution 9
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 6		Vote on proposed resolution 10
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR
(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND
(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Owners of bearer or dematerialized securities must return their signed original proxies by May 20, 2010 either to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by May 20, 2010. In each case, proxies may also be sent by fax to +32 2 412 85 68 by May 20, 2010, provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the general meeting but will not be permitted to vote in person.

Signature:

Name:

Capacity:

Date:

[2]	Please mark your selection.

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by [1] (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned,

hereby declares to vote as selected below with respect to the items of the agenda of the ordinary general meeting of Delhaize Group that will take place on May 27, 2010 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium.

./..

[1]	This information must be provided, except where the voting shareholder is an individual who executes this document him/herself.

VOTE SELECTION:2

Item 1 of the agenda does not require a vote		Vote on proposed resolution 7.1
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 2 of the agenda does not require a vote		Vote on proposed resolution 7.2
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 3 of the agenda does not require a vote		Vote on proposed resolution 7.3
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Vote on proposed resolution 4		Vote on proposed resolution 8
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 5		Vote on proposed resolution 9
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 6		Vote on proposed resolution 10
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

The signed original of this document must reach Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) by May 20, 2010. The owner of bearer or dematerialized shares who intends to vote by correspondence must also comply with the deposit or immobilization formalities described in the notice of the general meeting.

A vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the general meeting but will not be permitted to vote in person or by proxy.

Signature:

Name:

Capacity:

Date:

[2]	Please mark your selection. If the voting shareholder did not select a vote with respect to any item of the agenda, then the voting shareholder will be deemed to have voted in favor of such item.

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 26, 2010

To the shareholders and the holders of Delhaize Group American Depositary Shares of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the ordinary general meeting of shareholders to be held on Thursday, May 27, 2010, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary general meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. Belgian law does not require a quorum for the ordinary general meeting. Consequently, decisions at this meeting can be taken irrespective of the number of Delhaize Group shares represented at the meeting. Items 1 to 3 of the agenda do not require a vote. Items 4 to 10 of the agenda can be validly adopted with the approval of a majority of the votes cast.

Holders of ordinary shares can validly express the vote attached to their shares at the May 27, 2010 meeting by following the procedures specified in the notice of the ordinary general meeting. This notice is published in the press and can be downloaded from our web site at www.delhaizegroup.com. If you have questions regarding this notice, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the May 27, 2010 meeting by following the procedures specified in a separate notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding this notice, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice, the annual report and the annual accounts of the Company, which can be downloaded from our web site at www.delhaizegroup.com and can be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary General Meeting of Shareholders

May 27, 2010

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2009		3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2009		3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2009		3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2009, including the Allocation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.6 per Share		4

5.	Proposal to Discharge Liability of the Directors for the Financial Year Ended December 31, 2009		5

6.	Proposal to Discharge Liability of the Statutory Auditor for the Financial Year Ended December 31, 2009		5

7.	Renewal of Terms of Directors		5

	7.1	Proposal to renew the term of Count Richard Goblet d’Alviella for a period of three years	6

	7.2	Proposal to renew the term of Mr. Robert J. Murray for a period of two years	6

	7.3	Proposal to renew the term of Mr. Jack L. Stahl for a period of four years	6

8.	Proposal to Designate Mr. Jack L. Stahl as Independent Director under the Belgian Company Code		6

9.	Proposal to Approve a Change of Control Clause in a Credit Facility		8

10.	Proposal to Approve an Early Redemption of Bonds, Convertible Bonds or Medium-Term Notes Upon a Change of Control over the Company		8

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2009

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the activities and financial results of the Company. No later than one month before the date of the ordinary general meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management report of the Board will be presented to the shareholders at the ordinary general meeting.

No vote is required on the management report.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2009

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2009, (ii) stated that the management report of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page147. The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the Company (www.delhaizegroup.com) or upon request made to the Delhaize Group Investor Relations Department.

The report of the statutory auditor will be presented to the shareholders at the ordinary general meeting.

No vote is required on the report of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2009

The consolidated annual accounts and results of the Company as of December 31, 2009 will be presented and discussed at the ordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2009.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2009,

including the Allocation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.6 (one Euro sixty cents) per Share

The following allocation of the available profit of the Company, as approved by the Board on March 10, 2010, will be proposed for shareholder approval at the ordinary general meeting:

Allocation of Profit	(in EUR)

Profit for the financial year ended December 31, 2009	989 060 294

Profit carried forward from previous years	27 343 922

Transfers from reserves	89 963

Profit to be allocated	1 016 494 179

As indicated in the table above, at the ordinary general meeting, the Board will propose the payment of a gross dividend of EUR 1.6 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 10, 2010, therefore amounts to EUR 161.4 million.

However, as a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company issued 245 943 new shares, coupon no. 48 attached, on March 19, 2010. One or more capital increases could still take place as a result of the exercise of such warrants until the date of the proposed approval of the annual accounts by the ordinary general meeting of May 27, 2010.

Therefore, as of April 26, 2010, the 2009 profit appropriation is as follows :

Profit Appropriation	(in EUR)

Profit to carry forward	854 678 162

Transfer to legal reserve	29 506

Gross dividend of EUR 1.60 per share	161 786 511

On that basis, the Board will communicate at the ordinary general meeting of May 27, 2010 the aggregate number of shares entitled to the 2009 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2009 will be modified accordingly. The maximum number of shares which could be issued between March 10, 2010, and May 27, 2010 is 2 801 734, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as 2009 dividend of EUR 4.5 million. Total outstanding non-vested warrants at March 10, 2010 amounted to 1 059 973, representing a maximum additional 2009 dividend to be distributed of EUR 1.7 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2009

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2009

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Renewal of Terms of Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a recent Belgian law, however, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In March 2010, the Board of Directors decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board of Directors at the time of their election though has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each candidate for a position as director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the candidates named below as a director of the Company for the terms proposed.

7.1	Proposal to renew the term of Count Richard Goblet d’Alviella as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2012.

Richard Goblet d’Alviella (1948). Richard Goblet d’Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Mr. Goblet d’Alviella is Vice Chairman of the board of directors of Sofina and a board member of a number of the companies in which Sofina has interests or is affiliated, such as GDF Suez, Eurazeo, Danone, Henex and Caledonia Investments. Prior to joining Sofina, Mr. Goblet d’Alviella was a Managing Director of the Paine Webber Group and he has a 15-year background in international investment banking in London and New York. Mr. Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School.

7.2	Proposal to renew the term of Mr. Robert J. Murray as a director for a period of two years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2011.

Robert J. Murray (1941). Robert J. Murray was Chairman of the Board, President and Chief Executive Officer of New England Business Service, Inc. from 1995 to 2004. From 1997 to 2001, Mr. Murray was a member of the Board of Directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation, The Hannover Insurance Group, Tupperware Brands and the IDEXX Corp. Mr. Murray is a graduate of Boston College and holds a Master’s degree in Business Administration from Northeastern University.

7.3	Proposal to renew the term of Mr. Jack L. Stahl as a director for a period of four years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013.

Jack L. Stahl (1953). Jack L. Stahl last served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola North Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough until December 2009 and currently serves on the Board of the soft drinks company Dr. Pepper Snapple Group. He is also a Board member of several non-profit organizations such as The Boys and Girls Clubs of America and The United Negro College Fund.

Item (8)

Independence of Directors

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered on March 10, 2010 all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board of Directors determined that all directors, with the exception of Pierre-Olivier Beckers and Didier Smits are independent as of that date under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 22 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com. The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors.

Based on determinations made up and including the ordinary general meeting of 2009, the shareholders have determined that all current directors are independent under the criteria of the Belgian Company Code, with the exception of Chief Executive Officer Pierre-Olivier Beckers and Mr. Didier Smits. Such determinations have been made, as applicable, either upon a director’s election or re-election to the Board by an ordinary general meeting or at the ordinary general meeting held in 2004 under legal transition rules.

If the ordinary general meeting to be held on May 27, 2010 renews the mandate of the incumbent directors Count Richard Goblet d’Alviella and Robert J. Murray, they will no longer be independent under the Belgian Company Code because they will have served on the Board of Directors as non-executive directors for more than three consecutive terms, as is already the case for Mr. Didier Smits as of May 28, 2009.

Under the requirements of the Belgian Company Code which are summarized below, a director cannot qualify as an independent director of the Company if:

•	such director holds (or represents a person who holds) shares or ADRs representing:

•	10% or more of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•

less than 10% of the capital of the Company, if such director is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs;

•

during a period of five years preceding his/her appointment as an independent director, such director has held a position as executive director, member of the Executive Committee or Chief Executive Officer of the Company or any of its affiliated companies;

•	such director has been an officer of the Company or any of its affiliated companies in the previous 3 years;

•	such director has been a non-executive director for the shorter of (i) more than 3 successive terms or (ii) more than 12 years;

•	such director has received any remuneration or other significant advantage from the Company or any of its affiliated companies, other than fees received as a non-executive director;

•

such director has, or have had within the last financial year, a significant business relationship with the Company or any of its affiliated companies, either directly or as a partner, shareholder, director or officer of a legal entity having such a relationship;

•	such director has been, within the last three years, a partner or employee of the statutory auditor of the Company or of any of its affiliated companies;

•

such director is an executive director or managing director of another company where any of the Company’s present executive directors or managing directors serves as a non-executive director or non-managing director, or such director has other significant relationships with the executive directors of the Company by reason of positions held in other companies; or

•

a close family member or a cohabitant of such director holds a position of director, member of the Executive Committee, Chief Executive Officer or officer of the Company or any of its affiliated companies.

Upon due consideration of all such factors, the Board unanimously recommends that the shareholders acknowledge that Jack L. Stahl is independent within the meaning of the Belgian Company Code and vote FOR the proposal to acknowledge that Jack L. Stahl satisfies the requirements of independence of the Belgian Company Code, and renew his mandate as independent director. Jack L. Stahl’s biographical information is provided above.

Item (9)

Proposal to Approve a Change of Control Clause in a Credit Facility

A Second Amended and Restated $500,000,000 3-year revolving credit facility was concluded on 1 December 2009 by Delhaize Group, as guarantor, Delhaize America, Inc., as borrower, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender, and Bank of America, N.A. and Fortis Capital Corp., as syndication agents, issuing banks and swingline lenders (the “Agreement”). In accordance with market practice, a change in control over Delhaize Group SA constitutes an “Event of Default” under the Agreement. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (10)

Proposal to Approve an Early Redemption of Bonds, Convertible Bonds or

Medium-Term Notes Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders meeting of May 2010. The maximum principal amount of such bonds and notes would be EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may be denominated in Euros and/or in US dollars and have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Voting Instructions
You can vote by Internet, Telephone or by Mail
Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.
All votes must be received by the Depositary prior to 10:00 A.M. (New York City time) on May 18, 2010.
Vote by Internet • Log on to the Internet and go to www.citi.com/dr.
• Click on “Investors” and then click on “Voting by Internet”.
• Follow the steps outlined on the secured website.

Vote by Telephone • Call toll free 1-800-652-Vote (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
• Follow the instructions provided in the recorded message.

Vote by Mail • Mark, sign and date your Voting Instruction Form.
• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the postage-paid envelope provided.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).	+
THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain
1.	No Vote required.			7.1.	☐	☐	☐
2.	No Vote required.			7.2.	☐	☐	☐
3.	No Vote required.			7.3.	☐	☐	☐
4.	☐	☐	☐	8.	☐	☐	☐
5.	☐	☐	☐	9.	☐	☐	☐
6.	☐	☐	☐	10.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

Ordinary General Meeting

A summary of proposals is provided below. Please read the meeting notice and related proxy materials.

1.	Item 1 of the agenda does not require a vote.

2.	Item 2 of the agenda does not require a vote.

3.	Item 3 of the agenda does not require a vote.

4.	Proposal to approve the non-consolidated annual accounts as of December 31, 2009, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.6 per share.

5.	Proposal to discharge liability of directors for the financial year ended December 31, 2009.

6.	Proposal to discharge liability of the statutory auditor for the financial year ended December 31, 2009.

7.1	Proposal to renew the term of Count Richard Goblet d’Alviella as director for a period of three years.

7.2	Proposal to renew the term of Mr. Robert J. Murray as director for a period of two years.

7.3	Proposal to renew the term of Mr. Jack L. Stahl as director for a period of four years.

8.	Proposal to designate Mr. Jack L. Stahl as an independent director under the Belgian Company Code.

9.	Proposal to approve a change of control clause in a credit facility.

10.	Proposal to approve the early redemption upon a change of control of the company of bonds, convertible bonds or medium-term notes that the Company may issue.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Ordinary General Meeting

to be held on May 27, 2010

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 18, 2010 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES
DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	April 14, 2010.
Meeting Specifics:	Ordinary General Meeting - May 27, 2010 at 3:00 P.M. (local time) at the Corporate Support Office of the Company, Square Marie
Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy
Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified on the reverse side hereof (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to cause the delivery of such owner’s ADSs to a blocked account with The Depository Trust Company for the account of the Depositary. The ADSs shall remain in such blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the day after the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the applicable owner.

By delivering voting instructions to the Depositary (whether by Internet, Telephone or Mail), the holder of the ADSs will be instructing to “block” the ADSs in the name of the holder on the books of the Depositary until the day after the meeting at which the voting rights are exercised by the Depositary in accordance with the voting instructions. If after the delivery of the voting instructions you instruct the Depositary to transfer your ADSs, the Depositary will consider the voting instructions revoked and the Depositary will not vote the Deposited Securities represented by your ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 2 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Important Notice Regarding the Availability of Proxy Materials for the Ordinary General Meeting to Be Held on May 27, 2010

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the May 27, 2010 Ordinary General Meeting is available at http://www.delhaizegroup.com.

If you wish to receive a paper or email copy of these documents you must request one. There is no charge for requesting a copy. Please make your request to Citibank, the Depositary Bank for our American Depositary Shares, by writing to the address below. Alternatively, you can contact the Delhaize Group ADR Shareholder Services line at 1-877-853-2191 to request a copy of the documents.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000